FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission file number 333-83166

For the month of August 2002

Grohe Holding GmbH
Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grohe Holding GmbH
(Registrant)

27 August 2002

By: ____________________
Name: Peter Körfer-Schün
Title: Chief Executive Officer

27 August 2002

By: ____________________
Name: Michael Grimm
Title: Chief Financial and Administration Officer

Grohe Holding GmbH, Hemer

Interim Financial Information
June 30, 2002 and 2001

Grohe Holding GmbH, Hemer

Interim Financial Information
June 30, 2002 and 2001

Table of Contents

Grohe Holding GmbH, Hemer

Unaudited Interim Consolidated Financial Statements
June 30, 2002 and 2001

Grohe Holding GmbH
Unaudited Consolidated Statements of Operations
(euro in thousands)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Sales	230,646	223,782	470,348	458,649
Cost of sales	(130,938)	(128,881)	(264,273)	(264,201)
Gross profit	99,708	94,901	206,075	194,448
Selling, general and administrative expenses	(59,425)	(59,828)	(115,956)	(116,522)
Research and development	(5,584)	(5,126)	(11,085)	(9,756)
Amortization of goodwill from acquisitions (Note 2)	0	(8,965)	0	(17,821)
Amortization of tradename from acquisitions	(4,835)	(4,835)	(9,671)	(9,671)
Total operating expenses	(69,844)	(78,754)	(136,712)	(153,770)
Operating income	29,864	16,147	69,363	40,678
Interest income	867	824	1,386	1,527
Interest expense	(17,560)	(20,742)	(35,598)	(41,398)
Income from equity method investees	24	95	15	86
Financial income (loss) from derivatives	18,894	(7,112)	20,204	(25,578)
Other income	527	2,380	2,328	6,719
Other expense	(7,150)	(3,258)	(8,129)	(5,321)
Income (loss) before income taxes and minority interests	25,466	(11,666)	49,569	(23,287)
Income tax (expense) benefit	(10,558)	2,103	(20,600)	1,351
Income (loss) before minority interests	14,908	(9,563)	28,969	(21,936)
Minority interests	(207)	(124)	(394)	(213)
Net income (loss)	14,701	(9,687)	28,575	(22,149)

The accompanying notes are an integral part of these consolidated financial statements.

Grohe Holding GmbH
Consolidated Balance Sheets
(euro in thousands)

	June 30, 2002 unaudited	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	60,210	50,277
Restricted cash	49,685	29,950
Accounts receivable		
Trade accounts receivable less allowance for doubtful accounts of € 7,237 and € 6,708 at June 30, 2002 and December 31, 2001, respectively	185,587	154,608
Due from equity method investees	2,667	2,997
	188,254	157,605
Inventories (Note 3)	107,332	109,580
Current deferred tax assets	5,454	8,081
Prepaid expenses	4,238	2,685
Other current assets	33,485	29,948
Total current assets	448,658	388,126
Property, plant and equipment		
Land, buildings and improvements	153,981	152,498
Plant and machinery	96,370	94,995
Other factory and office equipment	108,474	104,449
Advances and construction in process	5,438	7,231
Less: Accumulated depreciation of property, plant and equipment	(148,688)	(124,687)
	215,575	234,486
Intangible assets (Note 4)		
Goodwill	530,107	536,153
Tradename	290,115	290,115
Software and other intangible assets	17,149	15,346
Less: Accumulated amortization of intangible assets	(146,339)	(135,789)
	691,032	705,825
Investments in equity method investees	587	970
Noncurrent deferred tax assets	1,286	1,866
Other noncurrent assets	23,844	21,844
Total assets	1,380,982	1,353,117

The accompanying notes are an integral part of these consolidated financial statements.

Grohe Holding GmbH
Consolidated Balance Sheets (Continued)
(euro in thousands)

	June 30, 2002 unaudited	December 31, 2001
Liabilities and Shareholders' Equity		
Current liabilities		
Current maturities of long-term debt to banks	58,607	52,707
Current maturities of capital leases	1,154	1,519
Short-term debt to banks	4,220	4,313
Trade accounts payable	18,336	26,511
Due to equity method investees	83	0
Current tax liabilities	18,045	12,254
Other accrued expenses and current liabilities	139,251	137,491
Total current liabilities	239,696	234,795
Long-term debt to banks	368,703	379,201
Long-term debt to related parties	126,281	119,415
Long-term debt to shareholders	37,488	35,449
Bonds	200,000	200,000
Capital leases	399	657
Pension liabilities	146,779	142,176
Other accrued expenses and noncurrent liabilities	17,875	16,774
Noncurrent deferred tax liabilities	82,931	83,037
Total noncurrent liabilities	980,456	976,709
Commitments and contingencies (Note 5)		
Minority interests in consolidated subsidiaries	2,144	1,845
Shareholders' equity		
Share capital	51,003	51,003
Additional paid in capital, net of subscription receivable of € 267 at June 30, 2002 and December 31, 2001, respectively	158,472	158,472
Retained earnings	(52,486)	(81,061)
Accumulated other comprehensive income	1,697	11,354
Total shareholders' equity	158,686	139,768
Total liabilities and shareholders' equity	1,380,982	1,353,117

The accompanying notes are an integral part of these consolidated financial statements.

Grohe Holding GmbH
Unaudited Consolidated Statements of Changes in Shareholders' Equity
(euro in thousands)

	Share capital	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Total shareholders' equity
Balance at December 31, 2000	50,893	158,265	(50,948)	9,814	168,024
Comprehensive loss:					
Net loss			(12,462)		(12,462)
Foreign currency translation adjustment				2,959	2,959
Total comprehensive loss					(9,503)
Balance at March 31, 2001	50,893	158,265	(63,410)	12,773	158,521
Comprehensive loss:					
Net loss			(9,687)		(9,687)
Foreign currency translation adjustment				3,970	3,970
Total comprehensive loss					(5,717)
Balance at June 30, 2001	50,893	158,265	(73,097)	16,743	152,804
Balance at December 31, 2001	51,003	158,472	(81,061)	11,354	139,768
Comprehensive income:					
Net income			13,874		13,874
Foreign currency translation adjustment				1,149	1,149
Total comprehensive income					15,023
Balance at March 31, 2002	51,003	158,472	(67,187)	12,503	154,791
Comprehensive income:					
Net income			14,701		14,701
Foreign currency translation adjustment				(10,806)	(10,806)
Total comprehensive income					3,895
Balance at June 30, 2002	51,003	158,472	(52,486)	1,697	158,686

The accompanying notes are an integral part of these consolidated financial statements.

Grohe Holding GmbH
Unaudited Consolidated Statements of Cash Flows
(euro in thousands)

	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash flows from operating activities:		
Net income (loss)	28,575	(22,149)
Minority interests in income of subsidiaries	394	213
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation of fixed assets	25,831	26,394
Amortization of goodwill from acquisitions (Note 2)	0	17,821
Amortization of tradename from acquisitions	9,671	9,671
Amortization of software and other intangibles	2,034	1,833
Loss on sale of property and equipment to related party (Note 6)	530	0
Changes in deferred income taxes	3,101	(13,719)
Income from equity method investees	(15)	(86)
(Gain) loss from disposal of long lived assets, net	(149)	50
Changes in fair market value of derivative financial instruments without impact on cash, net	(19,279)	22,740
Accrued interest on long-term debt to shareholders and related parties	8,905	7,975
Changes in operating assets and liabilities		
Accounts receivable	(32,295)	(42,125)
Inventories	602	13,149
Prepaid expenses and other assets	4,927	550
Accounts payable	(8,092)	(13,692)
Pension liabilities	4,603	4,619
Other accrued expenses and liabilities	13,578	240
Net cash provided by operating activities	42,921	13,484
Cash flows from investing activities:		
Purchases of property, plant and equipment	(8,127)	(13,935)
Proceeds from sale of property, plant and equipment	2,272	1,376
Purchases of intangible assets	(2,013)	(637)
Purchases of shares from minorities	(203)	(62)
Dividends received from equity method investees	398	0
Net cash used for investing activities	(7,673)	(13,258)
Cash flows from financing activities:		
(Increase) decrease in restricted cash	(19,735)	(7,263)
Principal payments on long-term debt to banks	(5,012)	(3,008)
Dividends paid to minorities	(8)	(40)
Net cash used for financing activities	(24,755)	(10,311)
Effect of foreign exchange rate changes on cash and cash equivalents	(560)	362
Net increase (decrease) in cash and cash equivalents	9,933	(9,723)
Cash and cash equivalents		
At beginning of period	50,277	46,242
At end of period	60,210	36,519
Supplemental disclosure of cash flow information		
Interest paid	25,457	35,775
Income taxes paid (benefits received), net	7,967	8,710
Other payments to related parties	515	524

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. Basis of Presentation

Grohe Holding GmbH ('Grohe', 'Grohe Holding' or 'the Company') with its corporate headquarters in Hemer (Germany) is a limited liability company under German law and registered with the Commercial Register of the Local Court (Amtsgericht) of Iserlohn, Germany. Grohe and its subsidiaries form a group of companies ('Grohe Group') engaged in the manufacturing and distribution of sanitary fittings, concentrating on the medium- and high-end of the sanitary products market. Grohe develops and manufactures an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems. The Company's main customers are sanitary wholesalers who sell sanitary products to the respective retailers. Grohe's major markets are Germany and Europe excluding Germany followed by Northern America, the Middle East and the Far East.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments considered necessary for a fair presentation of financial data have been included. All such adjustments are of a normal recurring nature. The unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2001, 2000 and 1999. Sales and operating results for the six months ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year.

Except as described in Note 2, the same accounting principles and valuation methods have been applied for the unaudited consolidated interim financial statements compared to the audited consolidated financial statements referred to above.

Grohe Holding GmbH
Unaudited Consolidated Statements of Cash Flows
(euro in thousands)

NOTE 2. Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (see below). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS No. 142 until its life is determined to no longer be indefinite.

Grohe adopted the provisions of SFAS No. 141 and SFAS No. 142 as of July 1, 2001 and January 1, 2002, respectively. Goodwill acquired in business combinations completed before July 1, 2001 was amortized until December 31, 2001.

SFAS No. 142 required Grohe to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption.

In connection with the transitional impairment evaluation, SFAS No. 142 required Grohe to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, Grohe (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. Grohe completed this first step of the transitional assessment for all of the Company's reporting units and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary.

SFAS No. 142 also requires Grohe to test goodwill for impairment on an annual basis and between annual tests in certain circumstances.

Grohe Holding GmbH
Unaudited Consolidated Statements of Cash Flows
(euro in thousands)

If SFAS No. 142 had been in effect in 2001, Grohe's net income would have been as described below due to reduced goodwill amortization:

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Reported net income (loss)	14,701	(9,687)	28,575	(22,149)
Add back: Goodwill amortization, net of income tax effects of € 1,276 and € 2,553 in the three and six months ended June 30, 2001, respectively	0	7,689	0	15,268
Adjusted net income (loss)	14,701	(1,998)	28,575	(6,881)

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Grohe expects to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on Grohe's financial statements.

On January 1, 2002 SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". became effective. The adoption of SFAS No. 144 did not have a material impact on Grohe's financial statements.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds the automatic treatment of gains or losses from extinguishment of debt as extraordinary unless they meet the criteria for extraordinary items as outlined in APB Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and makes various technical corrections to existing pronouncements. The provisions of SFAS No. 145 related to the rescission of FASB Statement 4 are effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. All other provisions of SFAS No. 145

(euro in thousands)

are effective for transactions occurring after May 15, 2002, with early adoption encouraged. The adoption of SFAS No. 145 did not have a material effect on Grohe's financial statements.

In June 2002 the FASB issued SFAS No. 146, „Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement 146 replaces EITF Issue 94-3. The principal effect of applying SFAS No. 146 will be on the timing of recognition of costs associated with exit or disposal activities. In many cases, those costs will be recognized as liabilities in periods following a commitment to a plan, not at the date of the commitment. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002, with early application encouraged. Grohe is still assessing the effects the adoption of SFAS No. 146 will have on its financial statements.

NOTE 3. Inventories

Inventories at June 30, 2002 were comprised as follows:

	June 30, 2002
Raw materials and supplies	23,760
Work in process	29,975
Finished goods and goods purchased for resale	53,597
	107,332

(euro in thousands)

NOTE 4. Intangible Assets

Intangible assets comprise of:

	June 30, 2002	December 31, 2001
Intangible assets subject to amortization:		
Gross carrying amount:		
Tradename	290,115	290,115
Software	16,892	15,060
Total gross carrying amount	307,007	305,175
Accumulated amortization:		
Tradename	53,782	44,111
Software	9,917	8,080
Total accumulated amortization	63,699	52,191
Net carrying amount:		
Tradename	236,333	246,004
Software	6,975	6,980
Total net carrying amount	243,308	252,984
Intangible assets not subject to amortization:		
Goodwill	447,467	452,555
Intangible pension assets	257	286
Total net carrying amount of intangible assets	691,032	705,825

The carrying amount of goodwill as of December 31, 2001 changed as follows:

	Germany and direct exports	European subsidiaries	Overseas subsidiaries	Total
Balance as of December 31, 2001	338,833	57,714	56,008	452,555
Effects of foreign currency exchange rate changes	0	(46)	(5,042)	(5,088)
Balance as of June 30, 2001	338,833	57,668	50,966	447,467

In the six months ended June 30, 2002 additions relating to software of € 2,013 were recognized. Aggregated amortization expense for tradename and software amounted to € 5,912 and € 11,705 in the three and six months ended June 30, 2002, respectively, and to € 5,841 and € 11,504 in the three and six months ended June 30, 2001, respectively.

(euro in thousands)

Estimated aggregate amortization expenses related to intangible assets for the years 2002 to 2006 are as follows:

Year ended December 31,	Amortization expense
2002	23,328
2003	21,280
2004	21,001
2005	19,841
2006	19,841

NOTE 5. Commitments and Contingencies

Purchase Commitments

Purchase commitments of € 104,821 as of June 30, 2002 are in the normal course of business, of current nature, and comprise commitments for raw materials and supplies as well as for fixed assets.

Litigation

Concerning the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG, some minority shareholders have used various legal remedies to appeal against the conversion into a limited partnership, the cash settlement offer and certain resolutions of the shareholders meeting of Friedrich Grohe AG and Friedrich Grohe AG & Co. KG.

Some minority shareholders have requested that the entry of the conversion in the commercial register be revoked. The Upper Regional Court of Hamm refused this request, and under German rules of procedure, the court's decision is final. Some minority shareholders have filed an appeal to the Federal Constitutional Court (Bundesverfassungsgericht), claiming that the Upper Regional Court's decision has affected their fundamental rights under the German constitution. At the same time, these minority shareholders have threatened to appeal to the European Court of Human Rights if the Federal Constitutional Court does not decide in their favor. If the minority shareholders are successful in any of these appeals, there is a risk that the courts may rule to annul the conversion. However, we consider it to be remote that these claims will prevail.

Some minority shareholders have filed claims with German courts challenging the resolution approving the conversion. The Regional Court (Landgericht) of Hagen has dismissed the challenges to the conversion resolution. Each of the minority shareholders has filed an appeal to the Upper Regional Court (Oberlandesgericht) of Hamm. The upper regional court has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. Any decision of the Upper Regional Court in this matter may be appealed to the Federal Supreme Court (Bundesgerichtshof) and thereafter to the Federal Constitutional Court (Bundesverfassungsgericht). If, after the conclusion of the foregoing appeals process, the German courts declared the resolution invalid, which scenario we consider remote, the following may be the result in case the minority shareholders initiate additional legal proceedings:

- The plaintiffs could be entitled to the damages that the court finds that they have actually incurred. Damages might include compensation for, among other things, certain tax disadvantages resulting from the conversion and the reduced liquidity of their investment.

- The partnership agreement that was adopted by the resolution could cease to be effective as of the date that the resolution was declared null and void. A new partnership agreement that maintains the former minority shareholders' legal position would then be prepared. If any shareholder refused to execute the new partnership agreement, the majority shareholder or Friedrich Grohe AG & Co. KG could then try to force them to do so through legal actions. On the other hand the minority shareholders refusing to execute the new partnership agreement could try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG.

- A court could require that Friedrich Grohe AG & Co. KG and/or the majority shareholder undertakes steps to convert Friedrich Grohe AG & Co. KG back into a stock corporation and then apply for public listing. This might cause the tax benefits resulting from the conversion to be eliminated; on the other hand, the majority shareholder then could squeeze out the minority shareholders, and a procedure to convert back into a limited partnership could be commenced.

Moreover, it is not clear whether the Federal Constitutional Court will consider the complaints of unconstitutionality.

Some minority shareholders are having the amount of the cash settlement offer of € 330.20 per share with a nominal value of DM 50 examined in the arbitration procedure provided for by law. There is the risk that the court may determine a higher cash settlement in the course of the arbitration procedure. Such higher cash settlement would apply to 50,195 shares of minority shareholders of Friedrich Grohe AG who objected to the resolution authorizing the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG. We cannot comment on the outcome of these proceedings and are not in the position to estimate an additional redemption amount that may be determined by the court. In case of a determination of a higher redemption amount by the court, the corresponding cash outflow would lead to additional acquisition costs for the above mentioned shares of Friedrich Grohe AG and consequently to additional goodwill. Goodwill is not amortized subsequent to January 1, 2002 and is subject to at least an annual impairment test.

(euro in thousands)

One minority shareholder has filed a claim with the Regional Court of Hagen objecting to the adoption of the Friedrich Grohe AG & Co. KG financial statements of year 2000. If this claim is successful, the financial statements and withdrawals from Friedrich Grohe AG & Co. KG for year 2000 could be declared invalid. If the financial statements are declared invalid, the minority shareholders could then try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG. However, we consider it to be remote that they would be successful.

Other legal disputes currently are being pursued with regard to normal business activity. The Company's management is of the opinion that these proceedings will not have any substantial effect on financial position or operating results of the Company. Legal costs are expensed as incurred.

Environmental Matters

In Germany and other jurisdictions where we do business, environmental laws have become increasingly strict over the past several years. Violators of these and other laws and regulations can become subject to substantial penalties, temporary or permanent plant closures and criminal convictions. Grohe establishes reserves for environmental matters when a loss is probable and reasonably estimable. In fiscal year 2000, we completed environmental assessments for each of our production facilities. These assessments, which included investigations into soil and ground water quality at sites where contamination was suspected, revealed contamination that probably requires remediation at six of our current or former properties. According to these assessments the total maximum remediation costs that might be incurred within the next eight to ten years are estimated to be € 2,820. Actual amounts may even be higher due to factors beyond our control such as a discovery of previously unidentified contamination, technical difficulties in implementing a selected remediation or changes in environmental laws. Expected probable remediation costs of € 409 and € 307 have been provided in the financial statements as of June 30, 2002 and December 31, 2001, respectively.

NOTE 6. Related Party Transactions

Dr. Bernd Kortüm is a member of the supervisory board of Grohe Holding GmbH's subsidiary Friedrich Grohe Geschäftsführungs AG and also a managing director of Norddeutsche Vermögen Holding GmbH & Co. Norddeutsche Vermögen Holding GmbH & Co. is the parent company of Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG. In March 2002 Grohe's subsidiary Friedrich Grohe AG & Co. KG and Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG concluded a purchase contract under which Grohe sold one of its former production sites located in Berlin, Germany, for € 5,880 to Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG. According to the purchase contract, the sale was consummated at the time the first installment on the purchase price was paid in June 2002. This installment amounted to € 1,960. The remaining purchase price of € 3,920 is due in two further installments of € 1,960 in June 2004 and June 2006, respectively. As the receivable from Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH &

Co. KG does not bear interest, interest has been imputed at a rate of 5% resulting in a net present value of all payments of € 5,350. As of the date the sale was consummated, an impairment loss of € 530 has been recognized for the difference between the carrying amount of the sold property (€ 5,880) and the net present value of the purchase price (€ 5,350). This impairment loss has been included in general and administrative expenses. The outstanding discounted installments on the purchase price amount to € 3,390 as of the date the sale was consummated and are included in other noncurrent assets.

Grohe Holding GmbH
Unaudited Consolidated Statements of Cash Flows
(euro in thousands)

NOTE 7. Business Segments

Segmental information for the three months ended June 30, 2002 is as follows:

Three months ended June 30, 2002	Germany and direct exports million euro	European subsidiaries million euro	Overseas subsidiaries million euro	Holding level million euro	Elimination of inter-segment transactions million euro	US GAAP adjustments million euro	GROHE Group million euro
Sales							
To third parties	86.0	98.2	46.7	0.0	0.0	(0.3)	230.6
To other segments	103.4	9.2	1.2	0.0	(113.8)	0.0	0.0
EBIT	28.1	7.3	5.8	(22.4)	(1.2)	5.7	23.3

Segmental information for the three months ended June 30, 2001 is as follows:

Three months ended June 30, 2001	Germany and direct exports million euro	European subsidiaries million euro	Overseas subsidiaries million euro	Holding level million euro	Elimination of inter-segment transactions million euro	US GAAP adjustments million euro	GROHE Group million euro
Sales							
To third parties	85.7	94.1	42.8	0.0	0.0	1.1	223.7
To other segments	90.6	10.0	0.8	0.0	(101.4)	0.0	0.0
EBIT	21.2	8.8	6.3	(23.2)	(2.7)	5.0	15.4

Segmental information for the six months ended June 30, 2002 is as follows:

Six months ended June 30, 2002	Germany and direct exports million euro	European subsidiaries million euro	Overseas subsidiaries million euro	Holding level million euro	Elimination of inter-segment transactions million euro	US GAAP adjustments million euro	GROHE Group million euro
Sales							
To third parties	174.9	202.8	92.5	0.0	0.0	0.1	470.3
To other segments	211.5	18.5	2.2	0.0	(232.2)	0.0	0.0
EBIT	68.2	14.9	12.9	(44.1)	(7.4)	19.1	63.6

Segmental information for the six months ended June 30, 2001 is as follows:

Six months ended June 30, 2001	Germany and direct exports million euro	European subsidiaries million euro	Overseas subsidiaries million euro	Holding level million euro	Elimination of inter-segment transactions million euro	US GAAP adjustments million euro	GROHE Group million euro
Sales							
To third parties	175.4	200.5	81.3	0.0	0.0	1.4	458.6
To other segments	196.6	21.2	1.7	0.0	(219.5)	0.0	0.0
EBIT	51.6	18.1	9.9	(44.4)	(2.7)	9.7	42.2

Grohe Holding GmbH
Unaudited Consolidated Statements of Cash Flows
(euro in thousands)

A reconciliation of consolidated segments' earnings before interest and taxes to group's consolidated income (loss) before income taxes and minority interests is as follows:

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Earnings before interest and income taxes according to German GAAP	17,524	10,293	44,442	32,429
Adjustments from German GAAP to US GAAP				
Debt issuance cost	629	530	1,257	1,060
Business combinations	11,913	3,197	23,824	6,395
Derivative financial instruments	(1,530)	2,253	(801)	3,747
Cost of computer software and other intangible assets	(128)	(19)	(282)	(135)
Provisions and contingencies	48	(51)	73	(309)
Special reserves under German GAAP	(256)	10	(483)	(217)
Employee pension costs and liabilities	(198)	(385)	(324)	(523)
Foreign currency translation	(4,791)	(128)	(4,236)	25
Other	54	(336)	107	(310)
Earnings before interest and income taxes and minority interests according to US GAAP	23,265	15,364	63,577	42,162
Interest income (expense), net (US GAAP)	(16,693)	(19,918)	(34,212)	(39,871)
Financial income from derivatives (US GAAP)	18,894	(7,112)	20,204	(25,578)
Income (loss) before income taxes and minority interests according to US GAAP	25,466	(11,666)	49,569	(23,287)

Grohe Holding GmbH
Unaudited Consolidated Statements of Cash Flows
(euro in thousands)

Revenues from external customers for each group of similar products according to US GAAP are as follows:

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
GROHE*ART*	20,119	15,686	39,435	30,839
GROHE*TEC*	94,283	95,444	195,069	198,989
GROHE*DAL*	22,999	21,762	47,551	45,952
GROHE *Showers and shower systems*	35,971	32,990	73,877	67,539
Kitchen Faucets	26,312	25,149	53,693	51,451
Other	30,962	32,751	60,723	63,879
	230,646	223,782	470,348	458,649

Sales by geographical markets are as follows:

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Germany	56,561	60,673	119,638	129,397
Europe without Germany	113,863	106,898	232,989	225,049
Overseas	60,222	56,211	117,721	104,203
	230,646	223,782	470,348	458,649

NOTE 8. Subsequent events

In July 2002 in accordance with a shareholders agreement, share capital has been increased by € 371 through additional capital contributions by Michael Grimm and Stephan M. Heck, both managing directors of the Company. Additional paid in capital contributed by Mr. Grimm and Mr. Heck amounted to € 1,163.

Grohe Holding GmbH, Hemer

Operating and Financial Review and Prospects
June 30, 2002 and 2001

The discussion and analysis below provides information which we believe is relevant to an assessment and understanding of our consolidated financial position and results of operations. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes.

The following discussion and analysis contains statements reflecting our views about our future performance and constitutes "forward-looking statements". These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, nature of competition, developments in distribution, industry trends, influence of currency fluctuations and inflation, and other factors discussed below may affect our projected performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion and analysis is based on historical unaudited interim financial statements for the six months ended June 30, 2002 and 2001, which were prepared in accordance with US GAAP.

All references to euro in the following discussion and analysis are in thousands except where stated.

Impact of new accounting standards on our financial statements and results of operations

We adopted the provisions of SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets" as of July 1, 2001 and January 1, 2002, respectively. SFAS No. 142 required us to evaluate our existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption.

SFAS No. 142 also requires that goodwill no longer be amortized subsequent to January 1, 2002, but instead tested for impairment at least annually. In connection with the transitional impairment evaluation, SFAS No. 142 required us to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, we (1) identified our reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (3) determined the fair value of each reporting unit. We completed this first step of the transitional assessment for all of our reporting units and determined there was no indication that goodwill had been impaired as of January 1, 2002.

SFAS No. 142 also requires us to test goodwill for impairment on an annual basis and between annual tests in certain circumstances.

Since we ceased amortization of goodwill as of January 1, 2002 due to the changes in accounting principles described above, our results for the three and six months ended June 30, 2002 are not directly comparable with our results for the three and six months ended June 30, 2001, in which we recorded charges for goodwill amortization in amount of € 8,965 and € 17,821, respectively. Considering income tax effects of € 1,276 and € 2,553, our net income would have been improved by € 7,689 and € 15,268 for the three and six months ended June 30, 2001, respectively, if SFAS No. 142 had been in effect in 2001.

Operating Results

The following table sets out certain information with respect to our net income (loss) in thousands of euro:

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Sales	230,646	223,782	470,348	458,649
Cost of sales	(130,938)	(128,881)	(264,273)	(264,201)
Gross profit	99,708	94,901	206,075	194,448
Selling, general and administrative expenses	(59,425)	(59,828)	(115,956)	(116,522)
Research and development expenses	(5,584)	(5,126)	(11,085)	(9,756)
Amortization of goodwill from acquisitions	0	(8,965)	0	(17,821)
Amortization of tradename from acquisitions	(4,835)	(4,835)	(9,671)	(9,671)
Operating income	29,864	16,147	69,363	40,678
Interest expense, net	(16,693)	(19,918)	(34,212)	(39,871)
Income from equity method investees	24	95	15	86
Financial income (loss) from derivatives	18,894	(7,112)	20,204	(25,578)
Other income (expense), net	(6,623)	(878)	(5,801)	1,398
Income (loss) before income taxes and minority interests	25,466	(11,666)	49,569	(23,287)
Income tax (expense) benefit	(10,558)	2,103	(20,600)	1,351
Income (loss) before minority interests	14,908	(9,563)	28,969	(21,936)
Minority interests	(207)	(124)	(394)	(213)
Net income (loss)	14,701	(9,687)	28,575	(22,149)

The following table sets out certain information with respect to our net income (loss) as a percentage of sales:

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	(56.8%)	(57.6%)	(56.2%)	(57.6%)
Gross profit	43.2%	42.4%	43.8%	42.4%
Selling, general and administrative expenses	(25.8%)	(26.7%)	(24.6%)	(25.4%)
Research and development expenses	(2.4%)	(2.3%)	(2.4%)	(2.1%)
Amortization of goodwill from acquisitions	0.0%	(4.0%)	0.0%	(3.9%)
Amortization of tradename from acquisitions	(2.1%)	(2.2%)	(2.1%)	(2.1%)
Operating income	12.9%	7.2%	14.7%	8.9%
Interest expense, net	(7.2%)	(8.8%)	(7.3%)	(8.7%)
Income from equity method investees	0.0%	0.0%	0.0%	0.0%
Financial income (loss) from derivatives	8.2%	(3.2%)	4.3%	(5.6%)
Other income (expense), net	(2.8%)	(0.4%)	(1.2%)	0.3%
Income (loss) before income taxes and minority interests	11.1%	(5.2%)	10.5%	(5.1%)
Income tax (expense) benefit	(4.6%)	0.9%	(4.3%)	0.3%
Income (loss) before minority interests	6.5%	(4.3%)	6.2%	(4.8%)
Minority interests	(0.1%)	(0.0%)	(0.1%)	(0.0%)
Net income (loss)	6.4%	(4.3%)	6.1%	(4.8%)

Sales

Three months ended June 30, 2002 compared with three months ended June 30, 2001

Total sales increased by € 6,864 or 3.1% from € 223,782 in the three months ended June 30, 2001 to € 230,646 in the three months ended June 30, 2002. This growth in total sales was attributable to:

- an increase in sales volume of a total of € 7,898 or 3.5%;
- unfavorable currency fluctuations of € 2,763 or 1.2% as consequence of invoicing in foreign currencies; and
- an increase in sales prices of € 1,729 or 0.8%.

Six months ended June 30, 2002 compared with six months ended June 30, 2001

Total sales increased by € 11,699 or 2.6% from € 458,649 in the six months ended June 30, 2001 to € 470,348 in the six months ended June 30, 2002. This growth in total sales was attributable to :

- an increase in sales volume of a total of € 8,608 or 1.9%;
- unfavorable currency fluctuations of € 550 or 0.1% as consequence of invoicing in foreign currencies; and
- an increase in sales prices of € 3,641 or 0.8%.

Total sales in our Germany and direct exports segment decreased from € 176,867 in the six months ended June 30, 2001 by € 1,781 or 1.0% to € 175,086 in the six months ended June 30, 2002. Total sales in Germany decreased by € 9,759 or 7.5% from € 129,397 in the six months ended June 30, 2001 to € 119,638 in the six months ended June 30, 2002. We attribute this decrease to ongoing weak economic and business conditions in the markets. Direct exports increased from € 47,470 in the six months ended June 30, 2001 by € 7,978 or 16.8% to € 55,448 in the six months ended June 30, 2002. This was largely due to increases in direct exports to Eastern Europe from € 18,998 in the six months ended June 30, 2001 by € 4,854 or 25.6% to € 23,852 in the six months ended June 30, 2002. Total sales in Eastern Europe including sales by our European subsidiaries increased by € 5,219 or 25.8% from € 20,248 in the six months ended June 30, 2001 to € 25,467 in the six months ended June 30, 2002. Also, direct exports to the Middle East increased from € 22,345 in the six months ended June 30, 2001 by € 2,466 or 11.0 % to € 24,811 in the six months ended June 30, 2002.

Total sales in our European subsidiaries segment increased from € 200,503 in the six months ended June 30, 2001 by € 2,300 or 1.1% to € 202,803 in the six months ended June 30, 2002. This development in sales was primarily attributable to:

- sales increases in:
  - France, from € 51,321 in the six months ended June 30, 2001 by € 2,224 or 4.3% to € 53,545 in the six months ended June 30, 2002;
  - Spain, from € 25,288 in the six months ended June 30, 2001 by € 852 or 3.4% to € 26,140 in the six months ended June 30, 2002; and
  - UK, from € 11,017 in the six months ended June 30, 2001 by € 381 or 3.5% to € 11,398 in the six months ended June 30, 2002, where consumer confidence in the economic situation improved; and
- an almost stable sales development in Italy where sales amounted to € 30,738 in the six months ended June 30, 2001 compared to € 30,415 in the six months ended June 30, 2002;
- while lower consumer confidence in the economic situation resulted in sales decreases mainly in
  - the Netherlands, from € 39,532 in the six months ended June 30, 2001 by € 2,626 or 6.6% to € 36,906 in the six months ended June 30, 2002; and
  - Austria, from € 10,979 in the six months ended June 30, 2001 by € 1,000 or 9.1% to € 9,979 in the six months ended June 30, 2002.

Considering direct exports to European markets which amounted to € 30,186 in the six months ended June 30, 2002, total sales in Europe increased by € 7,939 or 3.5% from € 225,050 in the six months ended June 30, 2001 to € 232,989 in the six months ended June 30, 2002.

Total sales in our Overseas subsidiaries segment increased from € 81,279 in the six months ended June 30, 2001 by € 11,180 or 13.8% to € 92,459 in the six months ended June 30, 2002. This increase was primarily due to increases in sales in:

- the United States from € 51,782 in the six months ended June 30, 2001 by € 8,536 or 16.5% to € 60,318 in the six months ended June 30, 2002. This increase is largely attributable to a better than expected economic situation, which, however, has been affected adversely in the last months by the development in the financial markets.

Sales to overseas markets, including direct exports into this region amounting to € 25,262 in the six months ended June 30, 2002, increased from € 104,202 in the six months ended June 30, 2001 by € 13,519 or 13.0% to € 117,721 in the six months ended June 30, 2002.

As a result of the different sales developments in Germany and abroad, sales in foreign markets increased from € 329,252 in the six months ended June 30, 2001 by € 21,458 or 6.5% to € 350,710 in the six months ended June 30, 2002, representing 74.6% of total sales in the six months ended June 30, 2002 compared to 71.8% in the six months ended June 30, 2001. Sales in Europe accounted for 49.6% and in overseas markets for 25.0% of total sales in the six months ended June 30, 2002. Accordingly, sales in Germany decreased to 25.4% of our total sales in the six months ended June 30, 2002.

Cost of sales

Our cost of sales includes raw material costs, purchased parts and direct labor as well as manufacturing overheads and depreciation. The main raw material that we use is brass, which is also a significant component of purchased parts.

Cost of sales increased by € 2,057 or 1.6%, from € 128,881 in the three months ended June 30, 2001 to € 130,938 in the three months ended June 30, 2002. This increase is largely due to the increase in sales volume in the second quarter 2002 over the comparable period of 2001.

The cost of sales to sales ratio of 57.6% for the three months ended June 30, 2001 decreased by 0.8% to 56.8% in the three months ended June 30, 2002.

Cost of sales amounted to € 264,273 in the six months ended June 30, 2002 and were at the same level compared to the six months ended June 30, 2001 of € 264,201. Due to the increase in sales, cost of sales to sales ratio decreased from 57.6% for the six months ended June 30, 2001 by 1.4 percentage points to 56.2% in the six months ended June 30, 2002.

In addition to the factors described under "Sales", the cost of sales to sales ratio was favorably influenced by a better fix cost absorption due to higher production volume, cost decreasing rationalization measures in production and a significantly lower brass price compared to the same periods in the previous year, partially offset by a change in product mix.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of employee compensation, advertising and sales promotions, commissions and freight, as well as information technology related expenses.

Selling, general and administrative expenses remained nearly at the same level with a slight decrease of € 403 or 0.7%, from € 59,828 in the three months ended June 30, 2001 to € 59,425 in the three months ended June 30, 2002 as well as a slight decrease of € 566 or 0.5% from 116,522 in the six months ended June 30, 2001 to € 115,956 in the six months ended June 30, 2002. Due to the increase in sales, selling, general and administrative expenses as a percentage of sales decreased from 26.7% in the three months ended June 30, 2001 to 25.8% in the three months ended June 30, 2002 and from 25.4% in the six months ended June 30, 2001 to 24.6% in the six months ended June 30, 2002. Prior year selling, general and administrative expenses were impacted by a one time compensation effect.

Research and Development

We consider research and development a major factor in ensuring our future competitiveness. In an environment characterized by increasing levels of innovation and a shortening of product life cycles, innovation in functions, styles, materials and processes has gained further importance for differentiating our brand and enhancing our premium brand status. Our research and development activities include, in particular:

- continuous updating and broadening of our product ranges;
- product maintenance and improvement; and
- research about new functions, materials and design.

Furthermore, the development of modular and integrated systems, such as shower panels and bathroom systems, has become increasingly important.

Research and development spending increased from € 5,126 in the three months ended June 30, 2001 by € 458 or 8.9% to € 5,584 in the three months ended June 30, 2002. Research and development expenses as a percentage of sales remained nearly the same with 2.3% in the three months ended June 30, 2001 compared to 2.4% in the three months ended June 30, 2002.

Research and development spending increased from € 9,756 in the six months ended June 30, 2001 by € 1,329 or 13.6% to € 11,085 in the six months ended June 30, 2002. This increase is largely due to additional staff in order to intensify development of new products. Our research and development activities in the six months ended June 30, 2002 were mainly concentrated on updating and broadening our design-oriented product range GROHE*ART*, and on the development of a new shower program and shower system. As a percentage of sales, research and development expenses increased from 2.1% in the six months ended June 30, 2001 to 2.4% in the six months ended June 30, 2002.

Amortization of goodwill from acquisitions

Amortization of goodwill amounted to € 17,821 in the six months ended June 30, 2001. In accordance with SFAS No. 142 we ceased to amortize goodwill as of January 1, 2002 as described above under "Impact of new accounting standards on our financial statements and results of operations". If SFAS No. 142 had been in effect in 2001, Grohe's net income would have been improved by € 15,268 (€ 17,821, net of income tax effects of € 2,553).

Amortization of tradename from acquisitions

Amortization of tradename from acquisitions remained unchanged at € 9,671 in the six months ended June 30, 2002 compared to the six months ended June 30, 2001.

Interest expense, net

Net interest expense decreased from € 19,918 in the three months ended June 30, 2001 by € 3,225 or 16.2% to € 16,693 in the three months ended June 30, 2002. Net interest expense decreased from € 39,871 in the six months ended June 30, 2001 by € 5,659 or 14.2% to € 34,212 in the six months ended June 30, 2002. These decreases are mainly due to principal payments on our long-term debt to banks subsequent to the end of the first half of 2001 and to lower interest rates on our long-term debt to banks in the first six months of 2002 compared to the first six months of 2001. These positive effects were partly offset by an increase in accrued interest on loans from related parties and shareholders. As principal and interest payments on these loans are deferred until December 2010, the interest expense recorded on these loans increases due to compound interest.

Financial income (loss) from derivatives

Our net financial income and loss from derivatives altered by € 26,006 from a net financial loss of € 7,112 in the three months ended June 30, 2001 to a net financial income of € 18,894 in the three months ended June 30, 2002. The net loss from currency derivatives of € 7,341 in the three months ended June 30, 2001 changed by € 27,896 to a net financial income from currency derivatives of € 20,555 in the three months ended June 30, 2002. This change can mainly be attributed to changes in fair market value of our US dollar forward exchange contracts caused by fluctuations of the US dollar to euro exchange rates. While the US dollar appreciated towards the euro by approximately 3.3% in the second quarter of 2001, the US dollar depreciated towards the euro by approximately

12.6% in the second quarter of 2002. Net income from interest rate swaps altered by € 1,890 from a net income of € 229 in the three months ended June 30, 2001 to a net loss of € 1,661 in the three months ended June 30, 2002.

Our net financial income and loss from derivatives altered by € 45,782 from a net financial loss of € 25,578 in the six months ended June 30, 2001 to a net financial income of € 20,204 in the six months ended June 30, 2002. The net loss from currency derivatives of € 23,929 in the six months ended June 30, 2001 changed by € 43,234 to a net financial income from currency derivatives of € 19,305 in the six months ended June 30, 2002. This change can mainly be attributed to changes in fair market value of our US dollar forward exchange contracts caused by fluctuations of the US dollar to euro exchange rates. While the US dollar appreciated towards the euro by approximately 9.1% in the first six months of 2001, the US dollar depreciated towards the euro by approximately 11.5% in first six months of 2002. Net losses from interest rate swaps of € 1,649 in the six months ended June 30, 2001 changed by € 2,548 to net income from interest rate swaps of € 899 in the six months ended June 30, 2002.

Other income (expense), net

Net other income of € 1,398 in the six months ended June 30, 2001 changed by € 7,199 to net other expense of € 5,801. We attribute this change to:

- an increase in foreign currency transaction losses of € 5,468 from € 1,754 in the six months ended June 30, 2001 to € 7,222 in the six months ended June 30, 2002. The currency losses of € 7,222 in the six months ended June 30, 2002 were mainly incurred in the second quarter. These losses are primarily related to the settlement and valuation of our US dollar denominated accounts receivables and result from the devaluation of the US dollar towards the euro in the second quarter of 2002;
- a decrease in foreign currency transaction gains of € 3,501 from € 5,032 in the six months ended June 30, 2001 to € 1,531 in the six months ended June 30, 2002;
- professional services of € 1,410 in the six months ended June 30, 2001 which were mainly related to the financing of the acquisition, the implementation of US GAAP reporting procedures and the preparation of a registration statement filing with the U.S. Securities and Exchange Commission. No expenses for such services were recorded as other expense in the six months ended June 30, 2002; and
- a decrease in other miscellaneous expense, net, by € 360 from € 470 in the six months ended June 30, 2001 to € 110 in the six months ended June 30, 2002.

Income tax expense

The theoretical income tax expense for the six months ended June 30, 2002 determined using the 2002 statutory tax rate of 38.2% would be € 18,935 compared to an actual income tax expense of € 20,600. The difference of € 1,665 is mainly due to non-tax deductible expenses.

The theoretical income tax benefit for the six months ended June 30, 2001 determined using the 2001 statutory tax rate of 38.2% would be € 8,896 compared to an actual income tax benefit of € 1,351. The difference of € 7,545 is mainly caused by non-tax deductible goodwill amortization and other non-tax deductible expenses.

Net income (loss)

Our net income increased by € 24,388 from a net loss of € 9,687 in the three months ended June 30, 2001 to a net income of € 14,701 in the three months ended June 30, 2002.

Our net income increased by € 50,724 from a net loss of € 22,149 in the six months ended June 30, 2001 to a net income of € 28,575 in the six months ended June 30, 2002.

The net loss for the three and six months ended June 30, 2001 included goodwill amortization charges of € 8,965 and € 17,821, respectively, while no goodwill amortization charges were recorded in the three and six months ended June 30, 2002 in accordance with SFAS No. 142. Net of income tax effects of € 1,276 and € 2,553 our net income for the three and six months ended June 30, 2001 would have been improved by € 7,689 and € 15,268, respectively, if SFAS No. 142 had been in effect in 2001.

Adjusted Consolidated EBITDA

Our adjusted consolidated EBITDA increased by € 2,160 or 5.1% from € 42,767 in the three months ended June 30, 2001 to € 44,927 in the three months ended June 30, 2002. Adjusted consolidated EBITDA increased by € 7,289 or 7.6% from € 96,271 in the six months ended June 30, 2001 to € 103,560 in the six months ended June 30, 2002. We define adjusted consolidated EBITDA as earnings before interest expense, income taxes, depreciation and amortization, non-cash impairment charges for long-lived assets, income from equity method investees not received as a cash distribution, extraordinary items and noncash financial income/loss from derivatives. We consider adjusted consolidated EBITDA as an important indicator of the operational strength and performance of our business, including the ability to provide cash flows to service debt and finance capital expenditures. However, as all companies do not calculate EBITDA or similarly titled financial measures in the same manner, other companies disclosures of EBITDA may not be comparable with adjusted consolidated EBITDA presented here. Adjusted consolidated EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flow or other measures of financial performance reported in accordance with US GAAP. Adjusted consolidated EBITDA as presented here differs from EBITDA as defined in the indenture governing the notes.

Liquidity and Capital Resources

As of June 30, 2002 our total long-term debt and total short-term debt amounted to € 792,632 and € 4,220, respectively.

Our long-term debt matures as follows:

2002	50,353
2003	69,804
2004	82,196
2005	83,554
2006	138,751
Thereafter	367,974
Total long-term debt	792,632

Historical cash flows

The following table sets out certain information with respect to our cash flows in thousands of euro:

	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash flows from operating activities:		
Net income (loss)	28,575	(22,149)
Minority interests in income of subsidiaries	394	213
Adjustments to reconcile net income to net cash provided by operating activities	30,629	72,679
Changes in operating assets and liabilities	(16,677)	(37,259)
Net cash provided by operating activities	42,921	13,484
Net cash used for investing activities	(7,673)	(13,258)
Net cash used for financing activities	(24,755)	(10,311)
Effect of foreign exchange rate changes on cash and cash equivalents	(560)	362
Net increase (decrease) in cash and cash equivalents	9,933	(9,723)
Cash and cash equivalents		
At beginning of period	50,277	46,242
At end of period	60,210	36,519

Net cash provided by operating activities

Net cash provided by operating activities increased by € 29,437 from € 13,484 in the six months ended June 30, 2001 to € 42,921 in the six months ended June 30, 2002.

In addition to a continuing positive development of our operations we attribute this increase mainly to:

- a decrease in interest payments of € 10,318 from € 35,775 in the six months ended June 30, 2001 to € 25,457 in the six months ended June 30, 2002;
- movements in other accrued expenses and liabilities. In the six months ended June 30, 2002 other accrued expenses and liabilities increased by € 13,578 mainly due to increased income tax and other tax accruals. In the six months ended June 30, 2001 other accrued expenses and liabilities increased by € 240;

- a decrease in accounts payable of € 8,092 in the six months ended June 30, 2002 compared to a decrease of € 13,692 in the six months ended June 30, 2001;
- an increase in accounts receivable of € 32,295 in the six months ended June 30, 2002 compared to € 42,125 in the six months ended June 30, 2001; and
- a decrease in prepaid expenses and other assets of € 4,927 in the six months ended June 30, 2002, which can mainly be attributed to tax refunds, compared to a decrease of € 550 in the six months ended June 30, 2002.

These positive effects on our cash flows from operating activities in the first six months of 2002 compared to the first six months of 2001 were partly offset by a decrease in inventories of € 602 in the six months ended June 30, 2002 compared to a decrease of € 13,149 in the six months ended June 30, 2001. We reduced our inventories in 2001 in order to decrease net working capital and related financing costs. Accordingly inventories were on a relatively low level at December 31, 2001 and at June 30, 2002.

Net cash used for investing activities

Our investing activities comprise investments in tangible and intangible fixed assets. Net cash used for investing activities decreased by € 5,585 or 42.1% from € 13,258 in the six months ended June 30, 2001 to € 7,673 in the six months ended June 30, 2002.

This decrease can mainly be attributed to a decrease in investments in property plant and equipment by € 5,808, which was partly offset by an increase in investments in intangible fixed assets by € 1,376. In the past, investments in tangible and intangible fixed assets in the second half of a year were generally higher compared to the first half of a year. For the full year 2002 we expect the lower investments in tangible and intangible fixed assets in the first half of the year 2002 compared to 2001 to be leveled out by higher investments in the second half of the year 2002 compared to 2001.

Also, proceeds from the sale of property plant and equipment increased from € 1,376 in the six months ended June 30, 2001 to € 2,272 in the six months ended June 30, 2002. In the second quarter of 2002, these proceeds include the first installment on the sale of one of our former production sites in the amount of € 1,960. We used these proceeds to repay long-term debt to banks.

Net cash used for financing activities

Net cash used for financing activities increased by € 14,444 from € 10,311 in the six months ended June 30, 2001 to € 24,755 in the six months ended June 30, 2002. We attribute this decrease mainly to:

- the movements in restricted cash, which increased by € 7,263 in the six months ended June 30, 2001 compared to an increase of € 19,735 in the six months ended June 30, 2002; and
- an increase in cash used for principal payments on long-term debt to banks by € 2,004 from € 3,008 in the six months ended June 30, 2001 to € 5,012 in the six months ended June 30, 2002.

Net cash flow

Cash and cash equivalents amounting to € 50,277 as of December 31, 2001 increased by € 9,933 to € 60,210 as of June 30, 2002.

Cash and cash equivalents amounting to € 46,242 as of December 31, 2000 decreased by € 9,723 to € 36,519 as of June 30, 2001.

Pursuant to the senior credit facility, we agreed to deposit at the request of the lenders, cash that we receive from subsidiaries, the shares of which have been pledged to the lenders, into a bank account, from which no withdrawals can be made without written consent. According to the contracts with the financing banks, the banks will agree to withdrawals from the aforementioned bank account provided that the banks have not declared that an event of default has occurred under the credit agreements. Currently, the financing banks have not requested any deposits, and no events of default have occurred.

Working capital

We believe that the existing financing of working capital is sufficient for our current working capital requirements. At June 30, 2002 and December 31, 2001 we had approximately € 82 million and € 30 million unused available lines of credits with several banks. Under the respective credit arrangements we and our subsidiaries have the option to borrow amounts for general purposes. The available lines of credit as of June 30, 2002 include the working capital facility (Facility E) in an amount of € 51 million. Facility E, which is part of the senior credit facility, will be available to us until December 2006.

Capital expenditures

Our capital expenditures are financed primarily from operating cash flows, except for capital expenditures on the expansion and extension of our production facilities. We believe that our manufacturing facilities are generally in good condition. We do not anticipate that exceptional capital expenditures exceeding depreciation will be needed to replace existing facilities in the near future.

Investments of surplus cash

We invest any surplus cash in euro deposit accounts held with financial institutions. Under the contracts with the financing banks, we have agreed to deposit certain cash amounts into an account from which no withdrawals can be made without their consent.

Quantitative and Qualitative Disclosure about Market Risk

Our exposure to market risk is comprised of interest rate risk, foreign exchange risk and commodity price risk. In order to manage this market risk exposure we enter into interest rate and foreign currency derivative contracts as well as fixed-price commodity purchase commitments. We do not have any trading or speculative activity in derivative financial instruments.

Interest Rate Sensitivity

We have a significant variable rate senior secured credit facility and as a result could be significantly affected by changes in interest rates. Changes in interest rates affect the interest paid on debt. To mitigate the effect of changes in interest rates, we have entered into interest rate swap and collar agreements.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and the EURIBOR plus margin or fixed interest rates by expected maturity dates. For interest rate swaps and collars, the table presents notional amounts, the applicable variable rates and pay, receive, cap and floor rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. The information is presented in thousands of euro.

Grohe Holding GmbH
Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Sensitivity as of June 30, 2002
Principal (Notional) Amount by Expected Maturity
Average Interest Swap, Cap and Floor Rates

	2002	2003	2004	2005	2006	There-after	Total	Fair Value June 30, 2002
Short-term debt to banks denominated in Japanese Yen; average fixed rate at 0.95%	4,220	0	0	0	0	0	4,220	4,220
Long-term debt to banks; variable rate at 2.25% - 4.50% above EURIBOR	45,550	64,423	75,160	82,829	138,027	0	405,989	405,989
Long-term debt to banks; fixed rates at 4.95% to 7.25%	4,006	4,811	6,912	693	697	4,202	21,321	21,294
Long-term debt to shareholders and related parties; fixed rate at 5.0%	0	0	0	0	0	298,038	298,038	163,769
Notes; fixed rate at 11.5%	0	0	0	0	0	200,000	200,000	226,500
Interest rate derivative financial instruments:								
Combined interest rate swap and cap agreements; Notional amount	47,551	28,632	53,941	0	0	0	130,124	(1,769)
	Pay rate is 5-year swap rate for 6-months EURIBOR with a cap at 5.07%; receive rate is 3-months EURIBOR							
Combined interest rate swap and cap agreements; Notional amount	0	0	63,912	0	0	0	63,912	(1,091)
	Pay rate is 5-year swap rate for 3-months EUROLIBOR with a cap at 4.99%; receive rate is 3-months LIBOR							
Interest Rate Collar; Notional Amount	0	35,790	164,892	0	0	0	200,682	(356)
	Basis rate is 6-months EURIBOR; cap rate is 5,20% (8.00% in case 6-months EURIBOR is higher than 8.00%); floor rate is 3.00%							

Exchange rate sensitivity

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in foreign exchange rates, by functional currencies. For debt obligations, the table presents principal payments and the applicable currencies. For foreign currency forwards and options, the table presents notional amounts and average settlement rates and the applicable currency. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

Carrying amounts for our foreign currency accounts receivable and accounts payable approximate fair value and, therefore, are not presented below.

Foreign Currency Sensitivity as of June 30, 2002
Principal (Notional) Amount by Expected Maturity
Average Settlement Rates

	2002	2003	2004	2005	2006	There-after	Total	Fair value June 30, 2002
Short-term debt to banks denominated in Japanese Yen; average fixed rate at 0.95%	4,220	0	0	0	0	0	4,220	4,220
Long-term debt to banks denominated in Thailand Baht; fixed rate at 7.25%	345	691	4,950	0	0	0	5,986	5,986
Total debt denominated in foreign currencies								10,206
Exchange rate derivative financial instruments:								
Pay US$ / receive euro forwards								13,780
Number of individual contracts	20	19	0	0	0	0	39	
Average notional amount	4,773	3,104	0	0	0	0	3,960	
Total notional amount of US$ contracts	95,452	58,971	0	0	0	0	154,423	
Average settlement rate (euro/US$)	1.1045	1.1042	0	0	0	0	1.1044	
For information purposes: Exchange rate at June 30, 2002 (euro/US$)							0.9995	
Pay Japanese Yen / receive euro forwards								248
Number of individual contracts	6	2	0	0	0	0	8	
Average notional amount	844	844	0	0	0	0	844	
Total notional amount of Yen contracts	5,064	1,688	0	0	0	0	6,752	
Average settlement rate (euro/100 Yen)	0.8906	0.8836	0	0	0	0	0.8889	
For information purposes: Exchange rate at June 30, 2002 (euro/100 Yen)							0.8440	
Pay British Pound / receive euro forwards								681
Number of individual contracts	10	2	0	0	0	0	12	
Average notional amount	1,044	1,305	0	0	0	0	1,088	
Total notional amount of GBP contracts	10,441	2,610	0	0	0	0	13,051	
Average settlement rate (euro/GBP)	1.6172	1.6210	0	0	0	0	1.6180	
For information purposes: Exchange rate at June 30, 2002 (euro/GBP)							1.5354	
Pay Canadian Dollar / receive euro forwards								166
Number of individual contracts	5	8	0	0	0	0	13	
Average notional amount	331	331	0	0	0	0	331	
Total notional amount of CAD contracts	1,657	2,651	0	0	0	0	4,308	
Average settlement rate (euro/CAD)	0.7043	0.6878	0	0	0	0	0.6941	
For information purposes: Exchange rate at June 30, 2002 (euro/CAD)							0.6627	
Subtotal Japanese Yen, British Pound and Canadian Dollar exchange rate derivative financial instruments								1,095
Total exchange rate derivative financial instruments								14,875

As a majority of the foreign currency forward contracts is related to future sales and the fair market valuation of such derivatives is highly dependent on the exchange rate at the balance sheet date, gains and losses from such derivatives due to currency exchange rate fluctuations may be significantly higher than the foreign currency gains and losses resulting from the settlement and valuation of foreign currency receivables. Out of the total notional amount of foreign currency forwards of € 178,534 as of June 30, 2002, € 154,423 were related to US dollar foreign currency forward contracts. Based on the notional amount of these US dollar foreign currency forwards a hypothetical 10% increase in the euro to US dollar exchange rate would reduce the fair value of our US dollar foreign currency derivatives by approximately € 15.4 million and would result in corresponding financial losses.

The notional amount of US dollar foreign currency forwards of € 154,423 is used to economically hedge nine months of anticipated sales of approximately € 166 million projected for the twelve months ending June 30, 2003 in addition to existing accounts receivables of € 33.0 million as of June 30, 2002 denominated in US dollar. Notional amounts of foreign currency forwards of € 19,803 are used to economically hedge sales denominated in British Pound and Japanese Yen and respective accounts receivables. Aggregated anticipated sales denominated in British Pound and Japanese Yen projected for the twelve months ending June 30, 2002 amount to approximately € 44 million.

The following table reconciles the gains and losses from changes in aggregated fair market value of foreign currency derivative contracts at the respective balance sheet dates to financial income from derivatives:

	December 31, 2000	Six months ended and as of June 30, 2001	December 31, 2001	Six months ended and as of June 30, 2002
USD foreign currency derivative contracts				
Aggregated fair market value	4,437	(14,374)	(3,497)	13,780
Gain (loss) from changes in aggregated fair market value at balance sheet date		(18,811)		17,277
Gain (loss) from changes in fair market value at settlement date		(3,969)		709
Financial income (loss) from US dollar foreign currency derivatives		(22,780)		17,986
Other currencies				
Aggregated fair market value	1,906	518	536	1,095
Gain (loss) from changes in aggregated fair market value at balance sheet date		(1,388)		559
Gain (loss) from changes in fair market value at settlement date		239		760
Financial income (loss) from US dollar foreign currency derivatives		(1,149)		1,319
Total financial income (loss) from currency derivatives		(23,929)		19,305
Financial income (loss) from interest rate derivatives		(1,649)		899
Total financial income (loss) from derivatives		(25,578)		20,204

The aggregated fair market value of foreign currency derivative contracts at the respective balance sheet dates depends primarily on the spread between the average settlement rate of the foreign currency derivative contracts and the respective exchange rate existing at the balance sheet date as well as the aggregated notional amount.

We incurred losses from our US dollar foreign currency derivatives for the six months ended June 30, 2001, because the average settlement rate for our US dollar derivative contracts was generally lower than the exchange rate at settlement date resulting from the overall devaluation of the euro against the US dollar during this period.

We incurred gains from our US dollar foreign currency derivatives for the six months ended June 30, 2002, because the average settlement rate for our US dollar derivative contracts was higher than the exchange rate at settlement date resulting from the appreciation of the euro against the US dollar during this period.

As of June 30, 2002 the average euro to US dollar settlement rate for our US dollar foreign currency derivative contracts was € 0.10 higher than the exchange rate existing at June 30, 2002 resulting in a positive fair market value of € 13,780 compared to a negative fair market value of € 3,497 as of December 31, 2001; accordingly gains from changes in fair market value of € 17,277 were recorded for the six months ended June 30, 2002. Total gains from US dollar foreign currency derivative contracts for the six months ended June 30, 2002 amounted to € 17,986.

As of June 30, 2001 the average euro to US dollar settlement rate for our US dollar foreign currency derivative contracts was € 0,07 lower than the exchange rate existing at June 30, 2001 resulting in a negative fair market value of € 14,374 compared to a positive fair market value of € 4,437 as of December 31, 2000; accordingly losses from changes in fair market value of € 18,811 were recorded for the six months ended June 30, 2001. Total losses from US dollar foreign currency derivative contracts for the six months ended June 30, 2001 amounted to € 22,780.

Commodity price sensitivity

The following table provides information about our inventory and fixed price purchase commitments that are sensitive to changes in commodity prices. For inventory, the table presents carrying amounts and fair values as of June 30, 2002. For fixed price purchase commitments, the table presents notional amounts and fair values as of June 30, 2002. All of the fixed price purchase contracts mature within one year.

Commodity inventory	Carrying amount	Fair value
Brass	1,934	2,048
Copper	307	346
Zinc	172	172

Fixed price purchase commitments	Notional amount	Fair value
Brass	8,138	8,218
Copper	1,199	1,156
Zinc	840	833
Nickel	327	329

Grohe Holding GmbH, Hemer

Consolidated EBITDA
Three and six months ended June 30, 2002 and 2001

Grohe Holding GmbH, Hemer

Consolidated EBITDA
derived from financial statements prepared in accordance with US GAAP
for the three and six months ended June 30, 2002 and 2001 as defined in the Indenture
in thousands of euro:

	Three months ended June 30, 2002		Three months ended June 30, 2001		Six months ended June 30, 2002		Six months ended June 30, 2001	
Consolidated net income (loss) as defined in the Indenture:								
Net income (loss) as reported in the consolidated statements of operations	14,701		(9,687)		28,575		(22,149)	
Income from equity method investees not received as a cash distribution	0		(95)		0		(86)	
Consolidated net income (loss) as defined in the Indenture		14,701		(9,782)		28,575		(22,235)
Additions to / deductions from consolidated net income:								
Income tax expense (benefit)		10,558		(2,103)		20,600		(1,351)
Consolidated interest expense								
Interest expense as reported in the consolidated statements of operations	17,560		20,742		35,598		41,398	
Net payments pursuant to interest rate swaps	685		176		1,025		393	
Total consolidated interest expense		18,245		20,918		36,623		41,791
Depreciation expense		12,940		13,574		25,831		26,394
Amortization of software		1,077		1,082		2,034		1,833
Amortization of goodwill and tradename from acquisitions		4,835		13,724		9,671		27,492
Noncash charges		530				530		
EBITDA		62,886		37,413		123,864		73,924

Grohe Holding GmbH, Hemer

Consolidated EBITDA
derived from financial statements prepared in accordance with German GAAP
for the three and six months ended June 30, 2002 and 2001 as defined in the Indenture
in thousands of euro:

	Three months ended June 30, 2002		Three months ended June 30, 2001		Six months ended June 30, 2002		Six months ended June 30, 2001	
Consolidated net income (loss) as defined in the Indenture:								
Net income (loss) as reported in the consolidated statements of operations	(4,195)		(11,639)		(762)		(8,637)	
Profit attributable to minority interests	(207)		(124)		(394)		(213)	
Income from equity method investees not received as a cash distribution	0		(95)		0		(86)	
Consolidated net income (loss) as defined in the Indenture		(4,402)		(11,858)		(1,156)		(8,936)
Additions to / deductions from consolidated net income:								
Income tax expense		6,438		3,684		14,010		4,595
Consolidated interest expense								
Interest expense as reported in the consolidated statements of operations		16,149		19,071		32,580		37,998
Depreciation expense		12,578		13,204		25,110		25,808
Amortization of software		847		827		1,610		1,396
Amortization of goodwill and tradename from acquisitions		16,743		16,739		33,494		33,505
EBITDA		48,353		41,667		105,648		94,366